UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):  [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form N-SAR

For Period Ended: December 31, 2008
__________________________________________________
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transitional Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________
PART I - REGISTRANT INFORMATION

Ultimate Products Corporation
____________________________________________________
Full Name of Registrant

____________________________________________________
Former Name if Applicable

530 Avenue Del Prado, Suite 339
____________________________________________________
Address of Principal Executive Office (Street and Number)

Novato,  California 94949
____________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]           (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated withoutunreasonable effort or expense;
[X]           (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K orForm N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following theprescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ultimate Products Corporation (the “Company”) is still awaiting third party documentation in order to properly prepare a complete and accurate Form 10-K. The Company has been unable to receive this data in a timely manner without unreasonable effort and expenses. For the foregoing reason, the Company requires additional time in order to prepare and file its annual report on Form 10-K for the year ended March 31, 2009.

The Company does not expect significant changes in its results from operations and earnings from the corresponding periods ended March 31, 2008.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

George Vogelei           President and Director                     (415) 608-7992
         (Name)                              (Title)                                   (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ultimate Products Corporation
(Name of Registrant as Specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2009	By:	/s/ George Gogelei
George Vogelei President and Director